Exhibit (a)(1)(Q)

Re: Important Information Regarding Equity Exchange Offer

Dear [Name]:

Unfortunately, your election regarding the exchange offer under the equity exchange program was inaccurate, incomplete or improperly signed or submitted, and was not accepted. In order to participate in the exchange offer, you were required to provide Genworth with a properly completed and submitted election before 5:00 p.m., U.S. Eastern Time, on August 18, 2009.

Your stock options and/or stock appreciation rights were not considered tendered in the exchange offer and will remain outstanding pursuant to their original terms and conditions.

Sincerely,

Matt Arnold